FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 of
the Securities Exchange Act of 1934

For 14 July 2004
Commission File Number 0-30358

ebookers plc

(Name of Registrant)

25, Farringdon St, LONDON, EC4A 4AB

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X|            Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___             No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection
with Rule 12g3-2(b):

Not applicable.

6-K ebookers plc announces board changes	14 July 2004

FINAL

ebookers plc announces board changes

14 July 2004- ebookers plc (Nasdaq - EBKR, LSE-EBR) www.ebookers.com, the pan-European online travel company, today announces the appointment of Jim Treacy as non-executive director with effect from yesterday. Mr Treacy is the former President and Chief Operating Officer of Monster Worldwide, NASDAQ - MNST (formerly TMP Worldwide) owners of the world’s leading online careers website, www.monster.com.

This appointment is part of an ongoing programme of restructuring the board of ebookers. This will include the future splitting of the role of Chief Executive and Chairman in accordance with the guidelines of the new Combined Code, which incorporates the recommendations of the Higgs Review. Dinesh Dhamija will retain the position of Chief Executive and the company has appointed a search and selection firm to put forward candidates for the appointment of Non-Executive Chairman.

With the appointment of Jim Treacy, Jeffrey Sampler steps down from his Non-Executive Director position.

Dinesh Dhamija, Chairman and CEO ebookers plc, comments:

“We are delighted to welcome Jim to the company. He brings with him tremendous operational, marketing and branding internet experience gained in the US and is an exciting new addition to the ebookers board. I would also like to thank Jeffrey Sampler for his committed service during four years of major growth and development for ebookers.”

—ends—

For further information:

Cubitt Consulting (UK)
Michael Henman (0) 20 7367 5100
Michael.Henman@Cubitt.com

Financial Relations Board (US)
Bob Leahy
+ 1 212 445 8017
bleahy@financialrelationsboard.com

ebookers plc
Oliver Strong
+44 (0) 20 7489 2239
+44 (0) 7771 934 153
oliver.strong@ebookers.com

Notes to Editors

1. Jim Treacy - Biography

James Treacy joined TMP Worldwide in 1994 as chief executive officer of the company’s Recruitment Advertising Division. He led the division from its infancy to its position now as one of the world’s largest recruitment advertising enterprises. Additionally, Mr. Treacy played an integral role in the acquisition of Monster in 1995 and the creation of the corporate cross-selling strategy known as “feeding the Monster.” He also contributed greatly to establishing Monster as the leading global Internet career portal and further validating the online recruitment industry as a credible, vital and growing segment of the economy.

In 1998, Monster appointed Mr. Treacy as executive vice president and COO and to the Board of Directors. He became company president and COO in November 2001 until December 2002. In this position, Mr. Treacy was responsible for the day-to-day direction and management of all Monster business, corporate strategy and development, company financing and investor relations. During his tenure, Mr. Treacy led Monster through its initial public offering, two secondary offerings and onto the S&P 500, the Nasdaq 100 and the Fortune e-50. Prior to Monster Mr Treacy was a Senior Vice President with WPP, USA and before was with the Ogilvy Group where he became their youngest public company officer ever at the age of 27. Currently Mr Treacy works in a private business and investor consultancy capacity.

2. New Board

Following these changes, the board will consist of:

Dinesh Dhamija, Chairman and Chief Executive. Appointed 1999.
Michael Healy, Chief Financial Officer. Appointed June 2004.
Peter Liney, Group Commercial Director. Appointed March 2003.

Sudhir Choudhrie, Non-Executive. Appointed 1999
Tani Dhamija, Non-Executive. Appointed Executive Director 2001, Non-Executive Director 2004.
John Donaldson, Non-Executive. Appointed 2002.
David Gill, Non-Executive, Appointed 2003.
Jim Treacy, Non Executive. Appointed 2004.

3. ebookers plc at a glance

-	Leading pan-European online travel company.
-	Specialising in high margin, high value, long and mid haul travel.
-	Umbrella brand ebookers.com, www.ebookers.com.
-	Other websites include www.travelbag.co.uk, www.bridgetheworld.com and www.mrjet.com
-	Full service including hotels, cars, flights, hotels, cruise, holidays, travel insurance.
-	Websites in 13 countries and 9 languages: France, UK, Ireland, Germany, Netherlands, Sweden, Denmark, Finland, Norway, Belgium, Austria, Spain, Switzerland.
-	900 European staff.
-	Head office in UK, offices in 9 other European countries
-	700 seat low cost India Business Process Outsourcing facility, New Delhi
-	High growth - 5 year CAGR of 147%
-	Total transaction value of goods sold: 2003-£521m; 2002-£274m; 2001-£180m; 2000-£102m; 1999-£15m.
-	Moved into profitability in 2003*
-	2003 annual adjusted profit* of £1.3m (vs 2002 - loss of £5.2m)
-	London Stock Exchange, UK (EBR) and Nasdaq, USA (EBKR).

*Adjusted pre-tax profit is defined as profit on ordinary activities before taxation after adding back exceptional items, amortisation of goodwill, stock compensation expenses/ credits and National Insurance relating to share options payable if employees exercise their share options

4. Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. Potential risks and uncertainties include, without limitation, increased competition from airlines, our ability to identify, acquire and integrate companies across Europe, our ability to significantly increase our online revenues and sales volumes, including those of acquired non-internet companies including Travelbag Holdings Limited, to maintain and develop relationships with travel suppliers and strategic partners and to attract and retain customers, potential adverse changes in our gross mark up or in commission rates, unforeseen events affecting the travel industry such as international conflicts, terrorist activity or public health crises, a failure of our computer and communications systems, significant risks associated with transferring European business functions to our Indian Business Process Outsourcing facility and with servicing third party clients there, a decline in the supply of merchant airfares available to us, and adverse developments in U.K. or other European governmental regulation or electronic commerce. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements, readers should carefully consider the foregoing factors and other uncertainties and events, as well as factors described in documents we file from time to time with regulatory authorities in the United Kingdom and the United States, including annual reports on Form 20-F filed with the US Securities and Exchange Commission. Any forward-looking statements speak only as of the date on which they are made and except as required by the rules of the UK Listing Authority, the London Stock Exchange and applicable law, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Further to the disclosures made in this announcement, no further disclosures are required to be made pursuant to paragraph 16.4 of the Listing Rules.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 14 July 2004

Leigh Grant
Deputy Company Secretary ebookers plc